Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 24, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE

Paris, February 24, 2005

FULL YEAR 2004 RESULTS
Net Income Up 36%

Euros in Millions, French GAAP
(except EPS and E/ADS)	2004	2003	Change

• Backlog at December 31	6,779	7,180	-5.6%
• Revenues	5,141	4,711	9.1%
• Income from Operations (EBITA)	259	228	13.6%
• Net Income	5	(20)	ns
• Net Income before Non-Operating	138.1	101.6	35.9%
Items and Goodwill Amortization
• Fully Diluted EPS (€)	5.26	3.97	32.5%
• Fully Diluted E/ADS ($)	1.78	1.34	32.5%

On February 23, 2005, the Board of Directors of Technip approved the unaudited fourth quarter and audited full year 2004 consolidated French GAAP accounts.

Daniel Valot, Chairman and CEO, commented: “2004 was a year of success for Technip. In terms of financial performance, the Group had set demanding growth targets for its revenue and earnings. These were reached demonstrating the Group’s resilience to challenging market dynamics such as the continuing weakness of the US dollar and rising raw material costs. At the same time, strong cash flow generation allowed us to further reduce gearing to 7% of equity.

Several commercial breakthroughs at the end of 2004 and beginning of 2005 validate our strategy of targeting the high-growth, high valued-added markets. Contracts such as Qatargas II, Freeport, Kikeh and Horizon place Technip at the cutting edge of the gas processing, deepwater and non-conventional oil markets. At the beginning of 2005, our backlog represents about 16 months of revenues, a level which gives the Group good visibility on its future activity.

Given our assumptions concerning the world currency markets, 2005 full year revenues expressed in euros should decline modestly. Our target for 2005 is to continue to improve our operational margin ratio such that, under comparable accounting methods, net income (before goodwill and non-operating items) should be at least as high as in 2004.

In terms of business development, our prospects have rarely been as bright as they are today. All indications point to a rapid increase in hydrocarbon production capital expenditures in order to cope with both reservoir depletion and increased global energy demand, the latter coming primarily from developing countries. Given Technip’s competitive strengths in terms of geographic and sector positioning, technological expertise, its ability to execute large projects and the quality of its teams, I have every confidence in our ability to achieve profitable growth over the coming years.”

I. 2004 OPERATIONAL HIGHLIGHTS

Asset Management

The Group exercised for USD 28 million the purchase option on the Deep Pioneer, a construction vessel which was under lease agreement.

As part of its ongoing non-strategic asset disposal initiative, the Group sold four activities:

  EHR in Germany - piping,

  KTI SpA in Italy - engineering,

  IG SpA in Italy - maintenance, and

  Technip Offshore Moorings Inc. in the USA.

The combined 2003 revenues of these activities were EUR 221 million.

In addition, the Group sold two office buildings in Western Europe.

Order Intake

Technip’s 2004 order intake was EUR 5,092 million. Listed below are the main contracts that came into force during the year along with their approximate values (Technip’s share):

  two contracts awarded by Qatar Liquefied Gas Company Limited (II) for the world’s two largest liquefied natural gas (LNG) trains as well as the associated offshore facilities (USD 1,750 million);

  two contracts awarded by Woodside Energy Ltd. as part of the Otway Gas Project which include the subsea development of the Geographe and the Thylacine gas fields, both located offshore Australia, and the associated onshore gas plant (EUR 200 million);

  a contract awarded by Nigeria LNG Ltd. for the engineering, procurement and construction of the sixth train at its existing liquefied natural gas facility (amount not disclosed);

  several contracts for hydrogen plants located in North America, the Middle East and Northern Europe (USD 257 million);

  a contract awarded by Freeport LNG Development for a new LNG receiving terminal to be located near Freeport, Texas (amount not disclosed);

  a contract awarded by BP for the subsea development of the Greater Plutonio field, located offshore Angola in Bloc 18, between 1,200 and 1,500 m water depth (USD 180 million);

  a contract awarded by Petrobras for the engineering and construction of the P-51 semi-submersible production platform (USD 160 million);

  a contract awarded by Kerr-McGee Corp. for the engineering and construction of a SPAR floating production platform for the Constitution field in the Gulf of Mexico (amount not disclosed);

As of December 31, 2004, the backlog1 amounted to EUR 6,779 million (equivalent to approximately 16 months of revenues) and was stable compared to EUR 6,828 million2 at December 31, 2003. The breakdown by activity is as follows:
• Offshore	EUR 2,804 million
• Onshore-Downstream	EUR 3,758 million
• Industries	EUR 217 million.

II. FINANCIALS

Full Year 2004

A) Income Statement

Revenues for 2004 were EUR 5,141 million, an increase of 9.1% compared to 2003 (EUR 4,711 million). Offshore revenues during the period were EUR 2,487 million, a year-on-year growth of 12.6%. Of this total, EUR 1,421 million were related to the subsea umbilicals, risers and flowlines (SURF) activity, up 8.1%, while Facilities revenues amounted to EUR 1,066 million, up 19.1%. Onshore-Downstream revenues rose 12.6% to EUR 2,385 million. Industries revenues were EUR 269 million, down year-on-year due to the previously mentioned disposal of EHR in Germany. Based on continued operations, Industries revenues were up 9% compared to 2003.

Income from operations (EBITA) for 2004 was EUR 258.5 million, a 13.6% increase versus EUR 227.6 million reported for 2003. The Group EBITA margin for the period continued to improve, moving to 5.0% compared to 4.8% in 2003 and 4.6% in 2002. Without the increase of raw material prices, the 2004 margin at the Group level would have been approximately 60 basis points higher. The SURF margin rose 300 basis points to 10.3% compared to 7.3% during 2003. The Facilities 2004 margin is not comparable to 2003 due to the Group’s decision to extend to this segment as of January 1, 2004 its margin recognition policy regarding major lump sum turnkey contracts. While Onshore-Downstream operating income was up 12.4%, the associated operating margin was stable at 4.1% year-on-year. The Industries’ margin was negative due to start-up costs of Technip BioPharm in the US as well as difficulties encountered on the execution of a Middle East contract.

Net financial charges during 2004 were EUR 54.0 million (compared to EUR 44.3 million in 2003) and included a charge of EUR 18.4 million for the Group’s Eurobond issue. In challenging foreign currency market conditions, the Group successfully limited its 2004 foreign exchange loss to EUR 1.0 million.

Non-operating expenses of EUR 16.1 million were recorded primarily in connection with restructuring charges (approximately EUR 12 million) in Germany.

Profit before tax for 2004 was EUR 188.4 million, compared to EUR 175.7 million for 2003. Income tax was significantly lower year-on-year at EUR 65.2 million, reflecting a 2004 tax rate of 34.6% compared to 46.7% for 2003.

After tax, 2004 net income pre-goodwill grew by 29.8% to EUR 122.0 million, compared to EUR 94.0 million during 2003. After goodwill amortization of EUR 117.3 million, net income was EUR 4.7 million compared to the EUR 19.7 million loss in 2003.

2004 fully diluted EPS and E/ADS increased 32.5% to EUR 5.26 and USD 1.78, respectively.

2004 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 66.6 million (not audited) compared to EUR 69.6 millions for 2003. The main restatement to reported French GAAP net income is the reversal of goodwill amortization of EUR 117.3 million.

1 The remaining portion of contracts in force.
2 Reported backlog as of December 31, 2003 of EUR 7,180 million adjusted for currency variations and the changes in the scope of consolidation (EUR 352 million).

B) Cash Flow Statement

The Group’s free cash flow (cash from operations less capital expenditures) increased 32.5% to EUR 141.6 million. This more than covered the Group’s EUR 82.3 million 2004 dividend payment. Change in working capital contributed an additional EUR 108.3 million.

C) Balance Sheet

For the third consecutive year, the Group cut its net debt (excluding the redemption premium on convertible bonds), by 46.0% as of December 31, 2004 to EUR 128 million, down from EUR 237 million at December 31, 2003 and EUR 506 million at December 31, 2002.

As a result, the Group achieved a net gearing ratio at the end of December 2004 of 7.2%, compared to 12.2% at the end of 2003 and 25.0% at the end of 2002. Without the advance payment of a portion of the 2005 dividend, year-end 2004 gearing would have been approximately 4.5%.

Fourth Quarter 2004

Fourth quarter 2004 revenues were EUR 1,317 million, a 1.9% increase compared to EUR 1,291 million during the same period in 2003. Offshore and Onshore-Downstream revenues were up 3.0% and 5.0% year-on-year, respectively.

EBITA amounted to EUR 62.4 million, up 7.2% compared to EUR 58.2 million registered during the fourth quarter of 2003. The quarterly EBITA margin for the SURF activity was 11.0% (versus 8.9% one year ago) while the Onshore-Downstream EBITA margin was 3.5%. At the Group level, the EBITA margin was 4.7%, up from 4.5% during the fourth quarter of 2003.

Net financial costs were higher at EUR 17.5 million due to additional charges related to the Group’s Eurobond issue.

Non-operating charges were EUR 3.9 million compared to EUR 1.8 million for the same period one year ago.

Profit before tax was EUR 41.0 million, compared to EUR 48.9 million recorded for the fourth quarter of 2003.

Net-income pre-goodwill of EUR 27.5 million was 7.0% higher than the EUR 25.7 million recorded during the fourth quarter of 2003.

Net income was a loss of EUR 1.7 million compared to a net loss of EUR 3.5 million during the same period one year ago.

Fully diluted adjusted EPS and E/ADS were EUR 1.20 and USD 0.41, respectively.

Net income reconciled to U.S. GAAP amounted to EUR (22.3) million (not audited).

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The International Financial Reporting Standards (IFRS) came into effect on January 1, 2005. As a result, Technip’s 2005 quarterly and full year results will be prepared and published according to these new standards. Below is Technip’s 2005 IFRS accounts publication schedule.

Date	Event	Accounts prepared according to:
April 2005	2004 Annual Report	French GAAP - With IFRS reconciliation
Thursday, May 19, 2005	First Quarter 2005 Results	IFRS only - Comparison 1Q04 & 1Q05 - Application IAS 32 & 39 - No balance sheet - Full-year guidance restated according to IFRS
Thursday, July 28, 2005	First Half 2005 Results	IFRS only - Comparison 1H04 & 1H05 - First Half Balance Sheet
Thursday, Nov. 17, 2005	Nine-Month 2005 Results	IFRS only - Comparison 9M04 & 9M05 - 9-Month Balance Sheet

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The Annual General Meeting will be convened on first notice on Thursday, April 21, 2005. In the event of a lack of quorum on this date, the meeting will be reconvened on second notice on Friday, April 29, 2005. The Board of Directors will propose a 2005 dividend in the amount of EUR 3.30 per share. Taking into account the down payment of EUR 2.00 per share made in December 2004, the remaining EUR 1.30 per share would be paid on May 3, 2005.

Additional information on our nine-month 2004 accounts is available in the following annexes as well as on our website.

Cautionary note regarding forward-looking statements

This release contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; and the timing and success of anticipated integration synergies.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Group Website:	www.technip.com

Technip’s shares trade on the following exchanges:

ANNEX I
CONSOLIDATED STATEMENT OF INCOME
French GAAP
Audited

Euros in Millions	Fourth Quarter *		Full Year

(EPS in Euros; E/ADS in US Dollars)	2004	2003	2004	2003

Revenues	1,316.5	1,291.4	5,141.0	4,711.1
Cost of Sales and General & Administrative Costs	(1,225.6)	(1,203.1)	(4,766.3)	(4,365.6)
Depreciation of Fixed Assets	(28.5)	(30.1)	(116.2)	(117.9)

Income from Operations (1)	62.4	58.2	258.5	227.6

Financial Result	(14.5)	(4.0)	(42.6)	(28.2)
Provision for Redemption Premium on Convertible Bonds	(3.0)	(3.5)	(11.4)	(16.1)
Non-Operating Income (Loss)	(3.9)	(1.8)	(16.1)	(7.6)

Profit before Tax (1)	41.0	48.9	188.4	175.7

Income of Equity Affiliates	0.3	0.6	1.2	1.1
Minority Interests	0.4	(0.2)	(2.4)	(0.8)
Income Tax	(14.2)	(23.6)	(65.2)	(82.0)

Net Income pre-Goodwill	27.5	25.7	122.0	94.0

Goodwill Amortization	(29.2)	(29.2)	(117.3)	(113.7)

Net Income	(1.7)	(3.5)	4.7	(19.7)

Net Income before Non-Operating Items(1)	31.4	27.5	138.1	101.6

Fully Diluted Adjusted EPS(2)	1.20	1.05	5.26	3.97

Fully Diluted Adjusted E/ADS (3)	0.41	0.36	1.78	1.34

*Not Audited

(1) Income from Operations (EBITA), Profit before Tax and Net Income before Non-Operating Items are all calculated before goodwill amortization. These data are used for informational purposes only. They allow, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP that do not allow the goodwill amortization.

(2)Fully diluted EPS is calculated based upon net income before non-operating items and goodwill amortization plus the financial charges associated with the Group’s convertible bond issue. The number of fully diluted shares (29,362,760 as of December 31, 2003 and 28,886,234 as of December 31, 2004) includes those that would be issued in the event that all outstanding convertible bonds would be redeemed for shares. Accordingly, the post tax financial costs and the provision for the redemption premium (EUR 3.4 million for the fourth quarters of 2003 and 2004, and EUR 15.0 million and EUR 13.9 million for the full years of 2003 and 2004, respectively) are added back.

(3) E/ADS are in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.3538 as of December 31, 2004. One ADS is equal to one-fourth of an ordinary share.

ANNEX II
CONSOLIDATED STATEMENT OF CASH FLOWS
Audited

Euros in Millions	Full Year

	2004		2003

Net Income	4.7		(19.7)
Depreciation of Property, Plants & Equipment	116.2		117.9
Goodwill Amortization	117.3		113.7
Provision for Redemption Premium on Convertible Bonds	11.4		16.1
Net Loss (Gain) on the Disposal of Fixed Assets	9.2		0.3
Deferred Income Tax & Non-Current Provisions	0.2		1.3
Minority Interests and Other	1.2		(0.3)

Cash from Operations	260.2		229.3

Change in Working Capital	108.3		119.4

Net Cash Provided by (Used in) Operating Activities		368.5		348.7

Capital Expenditures	(118.6)		(122.4)
Proceeds from Assets Disposals	14.0		104.8
Other Cash Provided by (Used in) Investment Activities	8.9		28.6
Change in Scope of Consolidation	(27.4)		--

Net Cash Provided by (Used in) Investment Activities		(123.1)		11.0

Increase (Decrease) in Debt	431.0		(86.0)
Repurchase of Outstanding Shares	(22.7)		(6.5)
Dividends Paid	(129.8)		(77.3)
Capital Increase	26.3		--

Net Cash Provided by (Used in) Financing Activities		304.8		(169.8)

Foreign Exchange Translation Adjustment		(8.6)		(38.6)

Net Increase (Decrease) in Cash and Cash Equivalents		541.6		151.3

Cash and Cash Equivalents as of December 31 (prior year)	892.4		741.1
Cash and Cash Equivalents as of December 31	1,434.0		892.4

		(541.6)		(151.3)

ANNEX III
CONSOLIDATED BALANCE SHEET
French GAAP
Audited

Euros in Millions	Dec. 31, 2004	June 30, 2004*	Dec. 31, 2003	June 30, 2003*

ASSETS
Non-Current Assets	3,098	3,179	3,246	3,289
Contracts in Progress, Inventories & Deferred Bid Costs, net	6,692	6,177	6,442	5,359
Premium for Redemption of Convertible Bonds	32	41	52	62
Receivables & Other Current Assets, net	1,517	1,647	1,376	1,430
Cash & Cash Equivalents	1,434	1,406	892	634

TOTAL ASSETS	12,773	12,450	12,008	10,774

LIABILITIES & SHAREHOLDER'S EQUITY
Shareholders’ Equity	1,789	1,856	1,938	1,921
Minority Interests	10	11	9	11
Provisions	323	340	324	314
Financial Debt	1,562	1,598	1,129	1,313
Premium for Redemption of Convertible Bonds	75	76	85	87
Progress Payments on Contracts	7,354	6,916	7,048	5,740
Other Liabilities	1,660	1,653	1,475	1,388

TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	12,773	12,450	12,008	10,774

* Not Audited

2004 Changes in Shareholders’ Equity

Euros in Millions

Shareholders’ Equity as of December 31, 2003	1,938.0

2004 Net Income	4.7

Capital Increase Associated with Employee Share Participation Program	26.3

Dividend & Dividend Down Payments	(129.8)

Treasury Stock	(22.7)

Foreign Exchange Translation and Other Adjustments	(27.5)

Shareholders’ Equity as of December 31, 2004	1,789.0

ANNEX IV
REVENUES, EBITDA & EBITA
Not Audited

Euros in Millions	Revenues by Segment

	Fourth Quarter			Full Year

	2004	2003	Change	2004	2003	Change

Offshore	635	617	3.0%	2,487	2,210	12.6%
SURF	348	371	-6.2%	1,421	1,315	8.1%
Facilities	287	246	16.7%	1,066	895	19.1%
Onshore-Downstream	604	575	5.0%	2,385	2,119	12.6%
Industries	78	99	nc	269	382	nc
Total	1,317	1,291	1.9%	5,141	4,711	9.1%

Euros in Millions	Revenues by Segment

	Fourth Quarter			Full Year

	2004	2003	Change	2004	2003	Change

Europe, Russia, C. Asia	365	265	37.7%	1,279	1,138	12.4%
Africa, Middle-East	665	696	-4.5%	2,554	2,150	18.8%
Asia Pacific	68	99	-31.3%	379	345	9.9%
Americas	219	231	-5.2%	929	1,078	-13.8%
Total	1,317	1,291	1.9%	5,141	4,711	9.1%

Euros in Millions	EBITDA by Segment

	Fourth Quarter			Full Year

	2004	2003	Change	2004	2003	Change

Offshore	68.3	57.4	19.0%	267.1	242.7	10.1%
SURF	58.2	53.1	9.6%	230.3	177.5	29.7%
Facilities	10.1	4.3	134.9%	36.8	65.2	-43.6%
Onshore-Downstream	23.8	36.0	-33.9%	109.1	100.4	8.7%
Industries	(1.2)	(5.1)	nc	(1.5)	2.4	nc
Total	90.9	88.3	2.9%	374.7	345.5	8.5%

Euros in Millions	EBITDA by Segment

	Fourth Quarter			Full Year

	2004	2003	Change	2004	2003	Change

Offshore	42.9	32.5	32.0%	165.0	142.1	16.1%
SURF	38.4	33.0	16.4%	146.2	96.6	51.3%
Facilities	4.5	(0.5)	nm	18.8	45.5	-58.7%
Onshore-Downstream	21.3	32.0	-33.4%	96.7	86.0	12.4%
Industries	(1.8)	(6.3)	nc	(3.2)	(0.5)	nc
Total	62.4	58.2	7.2%	258.5	227.6	13.6%

nc: not comparable
nm: not meaningful

ANNEX V
ORDER INTAKE & BACKLOG
Not Audited

Euros in Millions	Order Intake by Segment

	Fourth Quarter			Full Year

	2004	2003	Change	2004	2003	Change

Offshore	735	383	91.9%	2,424	3,531	-31.4%
SURF	402	97	314.3%	1,470	2,104	-30.1%
Facilities	333	286	16.4%	954	1,427	-33.1%
Onshore-Downstream	1,608	379	324.4%	2,510	2,666	-5.8%
Industries	34	158	nc	158	385	nc
Total	2,377	920	158.4%	5,092	6,582	-22.6%

nc: not comparable

Euros in Millions	Backlog by Segment

	Dec. 31 2004	Dec. 31 2003	Dec. 31 2002

Offshore	2,804	2,895	1,761
SURF	1,860	1,840	1,172
Facilities	944	1,055	489
Onshore-Downstream	3,758	3,907	3,625
Industries	217	378	390
Total	6,779	7,180	5,776

Euros in Millions	Backlog by Region

	Dec. 31 2004	Dec. 31 2003	Dec. 31 2002

Europe, Russia, C. Asia	1,077	1,480	833
Africa, Middle East	4,146	4,162	3,038
Asia Pacific	460	509	511
Americas	1,096	1,029	1,394
Total	6,779	7,180	5,776

Euros in Millions	Estimated Backlog Scheduling at December 31, 2004

	Offshore	Onshore- Downstream	Industries	Group

For 2005	1,950	1,500	180	3,630
For 2006	800	1,500	30	2,330
For 2007 and Beyond	54	758	7	819
Total	2,804	3,758	217	6,779

ANNEX VI
TREASURY & EXCHANGE RATES
Not Audited

Euros in Millions	Treasury / Financial Debt

	Dec. 31 2004	Dec. 31 2003	Dec. 31 2002

Marketable Securities	739	110	99
Cash	695	782	642
Cash & Cash Equivalents (A)	1,434	892	741
Short Term Debt	194	226	301
Long Term Debt	1,368	903	946
Gross Debt (B)	1,562	1,129	1,247
Net Financial Debt * (B – A)	128	237	506

* Does not include the redemption premium on the convertible bonds.

Euro vs. Foreign Exchange Conversion Rates

	Statement of Income			Balance Sheet

	Dec.31 2004	Dec.31 2003	Dec.31 2002	Dec.31 2004	Dec.31 2003	Dec.31 2002

USD	1.24	1.13	0.95	1.36	1.26	1.05
GBP	0.68	0.69	0.63	0.71	0.70	0.65

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: February 24, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control